                                                                    EXHIBIT 99.1

                              BOND PURCHASE, PAYING
                         AND CONVERSION AGENCY AGREEMENT

                                [LOGITECH LOGO]

                            Logitech (Jersey) Limited

                       St. Helier, Jersey, Channel Islands

                1% Convertible Bonds 2001-2006 of CHF 170 million

                      convertible into Registered Shares of
                           Logitech International S.A.

                  unconditionally and irrevocably guaranteed by

                           Logitech International S.A.

                               Apples, Switzerland

                                    Contents

             PARTIES                                                                       3

I.           Subject of the Agreement...................................................   4
--           ------------------------

II.          Terms of the Bonds and Incorporation of Annexes............................   4
---          -----------------------------------------------

III.         Syndication and Sales Restrictions.........................................   4
----         ----------------------------------

IV.          Permanent Global Certificate...............................................   8
---          ----------------------------

V.           Payment of Net Proceeds....................................................   9
--           -----------------------

VI.          Fees and Commissions.......................................................   9
---          --------------------

VII.         Conditions Precedent.......................................................  10
----         --------------------

VIII.        Prospectus.................................................................  12
-----        ----------

IX.          Listing....................................................................  13
---          -------

X.           Conversion of Bonds........................................................  13
--           -------------------

XI.          Paying and Conversion Agents...............................................  15
---          ----------------------------

XII.         Taxes......................................................................  17
----         -----

XIII.        Duty to Report.............................................................  18
-----        --------------

XIV.         Notices....................................................................  18
----         -------

XV.          Public Announcements.......................................................  19
---          --------------------

XVI.         Warranties.................................................................  19
----         ----------

XVII.        Severability...............................................................  21
-----        ------------

XVIII.       Termination of the Agreement...............................................  22
------       ----------------------------

XIX.         Liability..................................................................  22
----         ---------

XX.          Applicable Law and Place of Jurisdiction.................................... 22
---          ----------------------------------------


Annex A      Terms of the Bonds.........................................................  24
-------

Annex B      Permanent Global Certificate...............................................  37
-------

Annex C-1    Individual Bond (Face).....................................................  38
---------

Annex C-2    Interest Coupon............................................................  39
---------

Annex C-3    Specimen Signature Form....................................................  40
---------

Annex D      Listing Obligations........................................................  41
-------

Annex E      Guarantee..................................................................  43
-------

Annex F-1    Declaration to the Admission Board of the SWX Swiss Exchange (Issuer)......  44
---------

Annex F-2    Declaration to the Admission Board of the SWX Swiss Exchange (Guarantor)...  45
---------

Annex G-1    Certificate of No Material Adverse Change (Issuer).........................  46
---------

Annex G-2    Certificate of No Material Adverse Change (Guarantor)......................  47
---------

              BOND PURCHASE, PAYING AND CONVERSION AGENCY AGREEMENT
                                (the "Agreement")

                         Entered into as of May 31, 2001

                                      among

Logitech (Jersey) Limited
PO Box 1075
Elizabeth House
9 Castle Street
St Helier
Jersey JE4 2QP
(the "Issuer")

                                       and

Logitech International S.A.
Les Chatagnis
CH-1143 Apples, Switzerland
(the "Guarantor")

                               on the first part,

                                       and

Credit Suisse First Boston
Uetlibergstrasse 231
CH-8045 Zurich
("Credit Suisse First Boston" or "CSFB"),

Banque Cantonale Vaudoise, Place Saint-Francois 14, CH-1000 Lausanne, BNP Paribas (Suisse) SA, Place de Hollande 2, CH-1204 Geneva

(together with Credit Suisse First Boston the "Syndicate Banks" or the "Banks")

                               on the second part.

I.       Subject of the Agreement

Pursuant to a written resolution by its Board of Directors, dated May 12, 2001, the Issuer has determined to float, through the intermediary of the Syndicate Banks, a public issue in a principal amount of

CHF 170,000,000
1% convertible bonds 2001-2006 of CHF 5,000 or a multiple thereof par value each (the "Bonds"),

unconditionally and irrevocably guaranteed by the Guarantor in accordance with the provisions set forth in the guarantee (the "Guarantee") as per Annex E and
Section 12 of Annex A to the Agreement (the "Terms of the Bonds") bearing interest from June 8, 2001 and convertible into registered shares of the Guarantor with a nominal value of CHF 10 each (the "Registered Shares" or "Shares").

The Guarantor undertakes to issue the Guarantee and to perform and observe its obligations under the Agreement and its Annexes.

In the early stage, Conversion shall be served by depositing initially 272'500 Registered Shares in a blocked custody account opened with Credit Suisse, Paradeplatz 8, 8001 Zurich, ("Credit Suisse") ("Deposited Shares") pursuant to a separate deposit agreement between the Issuer, the Guarantor and Credit Suisse (the "Deposit Agreement"). At a later stage, conditional share capital of the Guarantor shall serve the conversion instead of the Deposited Shares. Pursuant to a resolution of the board of directors of the Guarantor, dated April 18, 2001, the board of directors of the Guarantor will submit such conditional share capital for the shareholders' approval at the annual meeting scheduled for June 28, 2001.

The net proceeds of the Bonds (as set out in Article V below) will be used by the Issuer outside Switzerland to refinance the acquisition of Labtec Inc.. The Issuer undertakes to use and the Guarantor undertakes to procure that the Issuer shall use the net proceeds in accordance with the relevant laws and the applicable regulations of the Swiss Federal Tax Authorities and the Swiss National Bank; none of the Syndicate Banks shall have any responsibility for or be obliged to concern itself with the application of the net proceeds of the Issue.

The Syndicate Banks undertake to underwrite the Bonds jointly but not severally at the price of 100% of the par value (the "Issue Price") and to offer the Bonds for public subscription (the "Issue") in Switzerland. The Syndicate Banks reserve the right to hold bonds for their own account.

II.      Terms of the Bonds and Incorporation of Annexes

The Terms of the Bonds are set out in Annex A. The contents of Annexes A, B, C-1, C-2, C-3, D, E, F, and G hereto form integral parts of this Agreement.

III.     Syndication and Sales Restrictions

1.       Syndication
         -----------

         The Syndicate Banks shall subscribe for the following quotas of Bonds in order to offer the Bonds for public subscription in Switzerland:

         Credit Suisse First Boston (Lead Manager)     80%      CHF 136,000,000
         Banque Cantonale Vaudoise (Co-Lead Manager)   10%       CHF 17,000,000
         BNP Paribas (Suisse) SA (Co-Lead Manager)     10%       CHF 17,000,000
                                                      -------------------------
                                                      100%      CHF 170,000,000
                                                      =========================

         CSFB will act as representative of the Syndicate Banks for all matters concerning the Agreement and its Annexes.

2.       Sales Restrictions
         ------------------

         General Sales Restrictions
         --------------------------

         Each Bank agrees that it will not make any representations concerning the Issuer, the Guarantor or the Bonds other than those contained in the Prospectus (as defined in Article VIII). Each Bank confirms that it will comply with all applicable laws and regulations in each jurisdiction in or from which it may acquire, offer, sell or deliver Bonds or have in its possession or distribute any offering material relating to the issue of the Bonds, in all cases at its own expense. Any permit or evidence of authorisation for the sale of the Bonds by any Bank under the laws and regulations of the relevant country shall be obtained by such Bank and no Bonds shall be offered or sold in or from any territory or jurisdiction except in compliance with any applicable laws thereof. Each Bank hereby undertakes that it will severally indemnify the Issuer, the Guarantor and all other Syndicate Banks against any loss, liability, cost, claim, action, demand or expense which any of them may incur or which may be made against any of them arising out of or relating to its failure to comply with the terms of this Article III.

         United States of America and U.S. person
         ----------------------------------------

         1. The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America (the "United States") or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

                  The Banks have not offered or sold the Bonds, and will not offer or sell the Bonds (i) as part of their distribution at any time or (ii) otherwise until July 18, 2001, except in accordance with Rule 903 of Regulation S under the Securities Act.

                  Accordingly, neither the Banks and their affiliates nor any persons acting on their behalf have engaged or will engage in any selling activities directed towards the United States with respect to the Bonds and they have complied and will comply with the offering restrictions requirement of Regulation S. The Banks agree that, at or prior to confirmation of any sale of Bonds, they will send to each distributor, dealer or person receiving a selling commission, fee or other remuneration who purchases Bonds from them during the Distribution Compliance Period (as defined below), a notice substantially to the following effect:

                  "The Bonds covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S.

                  persons (i) as part of their distribution at any time or (ii) otherwise until July 18, 2001, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

                  Terms used in this paragraph 1 have the meanings given to them by Regulation S under the Securities Act.

         2. Each of the Banks represents and agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Bonds except with its affiliates or with the prior written consent of the Issuer.

         3.       In addition,

                  (1) except to the extent permitted under U.S. Treas. Reg.ss.1.163-5 (c)(2)(i)(D) (the "D Rules"),

                           a) each Bank represents and agrees that it has not offered or sold and during the Restricted Period will not offer or sell Bonds to a person who is within the United States or its possessions or to a United States person, and that it will use reasonable efforts to sell the Bonds in Switzerland, and

                           b) each Bank represents and agrees that it has not delivered and will not deliver within the United States or its possessions Bonds that are sold during the Restricted Period;

                  (2) each Bank represents and agrees that it has and will have in effect throughout the Restricted Period procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that Bonds may not be offered or sold during the Restricted Period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

                  (3) with respect to each affiliate that acquires from a Bank Bonds for the purpose of offering or selling during the Restricted Period, each Bank repeats and confirms the representations and agreements contained in sub-clauses (1) and (2) on its behalf.

         Terms used in this sub-clause (3) have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

         The "Distribution Compliance Period" and the "Restricted Period" means that period expiring on July 18, 2001, except that any offer or sale of Bonds by a Bank shall be deemed to be during the Distribution Compliance Period if the Bank holds those Bonds as part of an unsold allotment.

         United Kingdom
         --------------

         Each Bank represents and agrees that:

         1. it has not offered or sold and prior to the date six months after the Closing Date will not offer or sell any Bonds, to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

         2. it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything undertaken by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

         3. it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Bonds to a person as described in Article 11 (3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or a person to whom such document may otherwise lawfully be issued or passed on.

         As used herein, "United Kingdom" means the United Kingdom of Great Britain and Northern Ireland.

         Jersey
         ------

         Each Bank represents, warrants and agrees that (i) it has not offered and will not offer any Bonds in Jersey and (ii) it has not distributed and will not distribute the Prospectus or other offering material relating to the Bonds in Jersey.

         Bonds may not be offered to, sold to or purchased by persons resident for income tax purposes in Jersey (other than financial institutions in the ordinary course of business).


IV.      Permanent Global Certificate

1.       Form and Denomination
         ---------------------

         The Issue shall be represented by a permanent global certificate in the form of Annex B hereto (the "Permanent Global Certificate") and shall be divided into co-ownership quotas of CHF 5,000 and multiples thereof entitling to payment of interest (the "Coupons") and allocated to the co-owners (the "Bondholders" and the "Couponholders" respectively). The Permanent Global Certificate will be deposited by CSFB with SIS SEGAINTERSETTLE AG ("SIS") until final redemption or printing of the Bonds.

2.       Printing of the Bonds
         ---------------------

         Bondholders and Couponholders shall not at any time have the right to demand the printing and delivery of individual certificates for Bonds or Coupons. Only CSFB shall be entitled to have the Bonds and Coupons printed and delivered if, under Swiss or foreign law, the enforcement of obligations under this Issue can only be ensured by means of effective Bonds and Coupons, e.g. in the case of bankruptcy, relief of debtors or reorganisation of the Issuer. In these cases, the Bonds and Coupons will be printed at the cost of the Issuer.

         Until individual certificates for Bonds and Coupons have been issued, the expressions "Bonds" and "Coupons" herein shall mean and include the Permanent Global Certificate, and the expressions "Bondholders" and "Couponholders" shall mean and include the bearer of the Permanent Global Certificate and the persons entitled to co-ownership rights therein.

         If printed, the Bonds and Coupons shall be exchanged for the Permanent Global Certificate by CSFB which shall cancel the Permanent Global Certificate and surrender it to the order of the Issuer. The individual certificates for the Bonds and Coupons shall substantially be in the form of Annex C-1 and C-2 hereto.

         The Issuer irrevocably authorises CSFB to use the specimen signatures deposited with CSFB in accordance with Article VII for printing the Bonds and Coupons with the same binding effect upon the Issuer as if the Bonds had been issued and signed by the Issuer on the payment date.

3.       Servicing of the Printed Bonds and Coupons
         ------------------------------------------

         If and when the Bonds are printed, CSFB shall periodically destroy them after redemption or conversion, and submit to the Issuer lists containing the serial numbers of the Bonds so destroyed.

         If and when the Coupons are printed together with the effective Bonds, CSFB shall periodically destroy them after payment in respect thereof has been made, submitting to the Issuer a statement of the number of Coupons destroyed, classified according to due dates, without, however, keeping or submitting lists containing the serial numbers of the Coupons destroyed.

V.       Payment of Net Proceeds

On the value date June 8, 2001 (the "Closing Date"), CSFB on behalf of the Banks will pay to the Issuer the Net Proceeds (as defined in Article VI hereafter) of CHF 166,600,000 by transfer to a non-interest bearing account with CSFB designated by or on behalf of the Issuer.

The relevant instructions, which must also contain bank transfer details, signed by duly authorised representatives of the Issuer, must be received by CSFB by 9 a.m. at the latest (Zurich time) two Business Days (as defined in Article XI below) prior to the Closing Date in order to ensure their execution on the Closing Date.

VI.      Fees and Commissions

The Issuer or the Guarantor if applicable shall pay to CSFB the following fees and costs for the account of the Syndicate Banks:

a) 2.00% underwriting commission calculated according to the par value of the Bonds, i.e. CHF 3,400,000;

b)       paying agent's commission:

         (i) on the coupon amount 0.03%, i.e. CHF 0.015 per Coupon pertaining to one Bond with a par value of CHF 5,000

         (ii) on the par value of the redeemed Bonds 0.03%, i.e. CHF 1.50 per Bond with a par value of CHF 5,000

c) all reasonable costs and expenses incurred by the paying agents acting in such capacity in accordance with this Agreement up to an aggregate amount of CHF 100,000;

d) the costs of all public notices in connection with the Bonds according to Section 14 of the Terms of the Bonds;

e) on conversion of Bonds, a conversion commission of 0.375% calculated on the nominal amount of each converted Bond of CHF 5,000 par value, i.e. CHF 18.75. Any adjustment to the conversion price which may be applicable according to Sections 7.6 and 7.7 of the Terms of the Bonds shall not result in any reduction of such commission. However, the Banks shall upon conversion deliver the Registered Shares to the holders of conversion rights free of all charges;

f)       the Swiss federal stamp tax on the issue of securities
         (Emissionsabgabe) and the SWX Swiss Exchange levies on the conversion price upon conversion and all other taxes and duties payable hereunder shall be fully borne by the Issuer;

g) expenses incurred by SIS for the requisite administrative acts during the life of the Bonds;

h) the one-off administrative fee of the Admission Board of the SWX Swiss Exchange (the "Admission Board") and standard listing fees on the Bonds to the SWX Swiss Exchange;

i) maintenance charges levied by the Admission Board for listing the Bonds;

j) the reasonable costs of printing and dispatching the listing Prospectus and the costs of typesetting and publishing the listing notices;

k) costs of printing and delivery of individual bond certificates in exchange for the Permanent Global Certificate deposited with SIS pursuant to Article IV set out above as well as the one-off costs of delivering and depositing the Permanent Global Certificate at SIS.

The underwriting commission as described in a) shall be deducted from the Issue Price for the purpose of calculating the net proceeds of the Issue (the "Net Proceeds").

The paying agent's commission according to b) shall be payable when the interest is paid under each Coupon and the principal falls due, as provided by Article Xl of this Agreement.

The costs under c), d) and h) to k) shall be due and payable once CSFB has delivered the appropriate statement of account to the Issuer.

The conversion commission according to e) shall be rendered on conversion of the Bonds. It is understood that in case of conversion no paying agent's commission on the principal is due.

The taxes and levies under f) shall be paid by the Issuer when due.

VII.     Conditions Precedent

The obligations of CSFB on behalf of the Syndicate Banks to underwrite and to pay the Net Proceeds (as defined in Article VI) for the Issue on the Closing Date shall be subject to the following conditions precedent:

(i) CSFB on behalf of the Syndicate Banks shall have received on the date of the Prospectus a letter in form and substance satisfactory to CSFB from PricewaterhouseCoopers SA, statutory auditor of the Issuer, with respect to the financial statements and certain financial information contained in the Prospectus.

(ii) CSFB on behalf of the Syndicate Banks shall have received on the date of the Prospectus a letter in form and substance satisfactory to CSFB from PricewaterhouseCoopers SA, statutory auditor of the Guarantor, and from Grant Thornton LLP, former statutory auditor of Labtec Inc., with respect to the financial statements and certain financial information contained in the Prospectus.

(iii) Three Business Days (as defined in Article XI) prior to the Closing Date, the Issuer and the Guarantor shall have furnished to CSFB on behalf of the Syndicate Banks the following documents as evidence of their authority and power to enter into and execute the Agreement including all Annexes and the Guarantee in a valid and binding manner:

         1.       With respect to the Issuer:

         a) A copy of the resolutions of the Board of Directors of the Issuer approving the issuing of the Bonds and approving the execution and performance of this Agreement, certified by any officer of the Issuer to be a true and up-to-date copy of the original;

         b) An Incumbency Certificate issued by the secretary of the Issuer evidencing, together with the resolutions of the Board of Directors of the Issuer set forth under a) above, the authority of the person or persons signing the Agreement, the Deposit Agreement for the Registered Shares (Hinterlegungsvertrag), the Prospectus, the Permanent Global Certificate and the Bonds to do so on behalf of the Issuer, by their individual or joint signatures, as the case may be;

         c) Three certified copies of the Memorandum and Articles of Association of the Issuer;

         d) A legal opinion for the Issuer in relation to the laws of Jersey, dated as of Closing Date and executed by such external counsel in such form and with such content as CSFB on behalf of the Syndicate Banks and the Bondholders may reasonably request (including the statement that the Issuer is authorised to pay the par value of the converted Bonds to the Guarantor, as well as the statement that the intended use of the Net Proceeds does not infringe Jersey law);

         e) A Permanent Global Certificate duly and validly signed on behalf of the Issuer (Annex B);

         f) A tax report by PriceWaterhouseCoopers SA, the Issuer's tax advisor, on the relevant tax implications

         g) Specimen signatures for the eventual printing of the Bonds and Coupons (Annex C-3);

         h)       A declaration for the attention of the SWX Swiss Exchange
                  (Annex F-1);

         i) Certificate of No Material Adverse Change by the Issuer (in the form of Annex G-1);

         j) A certified copy of (i) the consent of the Jersey registrar of companies to the circulation of the Prospectus under the provision of Article 6 of the Companies (General Provisions) (Jersey) Order 1992 and (ii) the consent of the Jersey Financial Services Commission under Article 4 B of the Control of Borrowing (Jersey) Order 1958 to the issue of the Bonds; and

         k) Two copies of the Prospectus duly and validly signed on behalf of the Issuer.

         2.       With respect to the Guarantor:

         a) A copy of the resolutions of the Board of Directors of the Guarantor on the issuing of the Guarantee and particularly on the consent to this Agreement, certified by any officer of the Guarantor to be a true and up-to-date copy of the original;

         b) Three certified excerpts from the commercial register of the Guarantor showing, inter alia, the person or persons signing the Agreement, the Deposit Agreement, the Prospectus and the Guarantee to be authorised to do so on behalf of the Guarantor, by their individual or joint signatures, as the case may be;

         c) Three certified copies of the Articles of Incorporation and By-Laws of the Guarantor;

         d) A copy of the resolutions of the Board of Directors of the Guarantor on the implementation of the authorised increase of the share capital, certified by any officer of the Guarantor to be a true and up-to-date copy of the original;

         e) A legal opinion in relation to Swiss law on certain topics in connection with the increase of the share capital of the Guarantor executed by such external counsel in such form and with such content as CSFB on behalf of the Syndicate Banks and the Bondholders may reasonably request (including the statement that the authorized increase of the Guarantor's share capital at the amount of CHF 2,725,000 has been duly and validly implemented);

         f) A copy of the Deposit Agreement duly and validly signed by the Issuer, the Guarantor and Credit Suisse;

         g) Two copies of the Prospectus duly and validly signed on behalf of the Guarantor;

         h) Certificate of No Material Adverse Change by the Guarantor (in the form of Annex G-2);

         i) Five copies of the latest audited annual consolidated financial statements (including the Auditor's Report) of the Guarantor for the listing of the Bonds on the SWX Swiss Exchange as per Article IX;

         j)       A duly and validly signed Guarantee as per Annex E; and

         k)       A declaration for the attention of the SWX Swiss Exchange
                  (Annex F-2).

All documents shall be drafted in English or in German.

VIII.    Prospectus

The Issuer and the Guarantor undertake to send the requisite information and documentation pertaining to the aims of the issue, the incorporation and development of the Issuer and the Guarantor, their objects, their actual and expected legal situation and financial position in due time so that CSFB is able to prepare

1.       the prospectus in the form of a brochure (the "Prospectus"), and

2.       the listing notice (the "Notice").

The information necessary for drawing up the Prospectus and the Notice is set out in the Listing Rules of the SWX Swiss Exchange.

CSFB will prepare the Prospectus and the Notice in accordance with Swiss law and practice and the Listing Rules of the SWX Swiss Exchange.

In drawing up the Prospectus, CSFB is entitled to rely entirely on the documents and information supplied to it by the Issuer and the Guarantor. The Prospectus shall be reviewed by the Issuer, the Guarantor and CSFB. It shall be incumbent upon CSFB to ensure that the Prospectus and the Notice comply with the Listing Rules of the SWX Swiss Exchange and with Swiss law.

In view of the listing of the Bonds on the SWX Swiss Exchange, the Issuer and the Guarantor undertake to sign by hand two copies of the Prospectus and to remit them to CSFB (as mentioned in Article VII, Sections 1. k) and 2.g)).

CSFB shall prepare the Notice in German and French and shall arrange publication in Swiss newspapers.

With respect to the above-mentioned activities to be performed by CSFB, CSFB is authorised to engage third parties on behalf of the Issuer and/or the Guarantor.

IX.      Listing

The Issuer herewith authorises CSFB to apply on its behalf for the listing of the Bonds until their maturity on the SWX Swiss Exchange, and the Issuer and the Guarantor will deliver a declaration in the Form of Annex E and shall use their best endeavours to maintain such listing during the life of the Bonds and to strictly adhere to the rules and regulations of the SWX Swiss Exchange, in particular with respect to the Listing Obligations (Annex D).

So long as any of the Bonds are not redeemed or converted, the Issuer and the Guarantor respectively shall

1. send to CSFB each year a) in the case of the Issuer as soon as available (but not later than 150 days after the end of the Issuer's fiscal year) five copies of its annual accounts and profit and loss statement together with a copy of the report by its independent auditors, and b) in the case of the Guarantor as soon as available (but not later than 150 days after the end of its fiscal year) five copies of such annual reports and audited annual financial statements as are made available generally to its shareholders;

2. send to CSFB copies of all financial or other information made available generally to other creditors and/or shareholders; and

3.       give notice in writing to CSFB of

         (i) any change in the Issuer's and/or the Guarantor's By-Laws or Articles of Association relevant to the Bonds and their listing; and

         (ii)     any non-compliance by the Issuer and/or the Guarantor with
                  Section 6 or any event described under Section 8, 9, or 10 of the Terms of the Bonds, forthwith upon becoming aware thereof and without waiting for CSFB to take any of the actions mentioned herein.

The above documents must be prepared either in English or in German. CSFB is authorised to hold any such documents at the disposal of the Bondholders.

X.       Conversion of Bonds

a)       Conversion period

         CSFB as principal conversion agent shall be the centre for exercising conversion rights. From June 8, 2001 to June 5, 2006, noon (Swiss time), at the latest, the Bondholders may convert the Bonds into Registered Shares of the Guarantor at any time at no extra charge in accordance with the Terms of the Bonds (Section 7) (the "Conversion") by presenting at a Swiss branch of one of the Banks set out in Section 4 of the Terms of the Bonds a written exercise declaration and at the same time supplying the Bonds together with all Coupons which have not been presented for payment.

         On expiry of the conversion exercise period, the Bonds which have been duly presented and surrendered for Conversion together with all Coupons which have not been presented for payment, shall be cancelled entirely by CSFB and shall be considered redeemed.

b)       Registered Shares for Conversion

         The Issuer and/or the Guarantor shall make available on the Closing Date 272,500 Registered Shares of the Guarantor (the "Deposited Shares"). The Issuer and/or the Guarantor shall deposit or cause to be deposited the Deposited Shares in a blocked custody account held at Credit Suisse in accordance with the Deposit Agreement, in order to serve delivery, via CSFB as principal conversion agent, of the Registered Shares pursuant to para. (c) hereafter until the earlier of
         (i) the release of the Deposited Shares pursuant to the next paragraph or (ii) the redemption or conversion in full of all the Bonds.

         CSFB shall agree to the release of the Deposited Shares, if and as soon as the following conditions are fulfilled: (i) a shareholders' meeting of the Guarantor shall have duly resolved to create conditional share capital in a nominal amount of CHF 2,725,000, divided into 272,500 Registered Shares, for the purpose of serving the execution of the conversion rights pertaining to the Bonds according to Article 653 of the Swiss Code of Obligations (the "Conditional Capital"), and (ii) the Conditional Capital shall have been duly registered with the commercial register of the Canton of Vaud, and (iii) the two-months-period for challenging the respective shareholders' resolution shall have expired, and (iv) no legal action challenging the respective shareholders' resolution shall be legally pending, and (v) the Guarantor shall have furnished to CSFB certificates from the competent courts confirming that the respective shareholders' resolution has not been challenged, and (vi) the Guarantor shall have provided CSFB with a legal opinion of the external legal counsel of the Guarantor acceptable to CSFB which confirms that the respective shareholders' resolution is valid. If and as soon as these conditions are met, Conversion shall be effected in accordance with para. (d) hereafter.

c)       Effecting Conversion in the absence of Conditional Capital

         For so long as no Conditional Capital has been created pursuant to para. b) above, CSFB shall (i) deliver Deposited Shares, after having received them pursuant to the Deposit Agreement, to the parties presenting Bonds for the purposes of Conversion and (ii) debit or credit any difference, if applicable, in accordance with Section 7.5 of the Terms of the Bonds.

d)       Effecting Conversion if Conditional Capital created

         As soon as Conditional Capital has been created, the conditions pursuant to para. b) above being fulfilled, conversion shall be effected as follows:

         (i) CSFB will notify the Issuer and the Guarantor of each conversion notice. With respect to each conversion notice the Guarantor on behalf of the Issuer shall make available the required number of Registered Shares under the Conditional Capital to CSFB (on behalf of the Bondholders) with SIS and pay any balancing amount as set out in Section 7.5 of the Terms of the Bonds into an account to be specified by CSFB. Subsequently, CSFB shall deliver the respective number of Registered Shares to the converting Bondholders on the Issuer's and the Guarantor's behalf and pay any balancing amount on fractions according to Section 7.5 of the Terms of the Bonds to the converting Bondholders or the Conversion Agents (as defined in Article XI below), respectively.

         (ii) For the issuance of Registered Shares under the Conditional Capital, the Issuer shall pay to the Guarantor the aggregate par value of Bonds as set forth in the relevant conversion notices in each case, either by paying such amount in cash or by set-off on a Franc-to-Franc basis against its claims under an intercompany loan which it granted to the Guarantor.

         (iii)    If the Issuer fails to pay the amount as set forth in para.
                  (ii) above, the Issuer or, on behalf of the Issuer, the Guarantor shall within three Business Days deliver to CSFB the required number of Registered Shares (treasury shares or otherwise).

e)       CSFB's duties

         CSFB further undertakes

         1) to inform the Issuer and the Guarantor on a monthly basis of the size of each conversion and the aggregate of the conversions made during the last month and, as soon as possible after expiry of the conversion period, on the total size of the conversions made;

         2) to make the necessary arrangements for checking the exercise declarations with regard to the person entitled under the Bond and the completeness and par value of Bonds presented for Conversion;

         3) if individual bond certificates are printed and delivered, to credit upon notification the interest accruing to the Bondholders for missing Coupons at the time of conversion to special, non-interest bearing bond and redemption accounts maintained free of all charges in the name of the Issuer, thereby making provision for any possible late request for corresponding interest payment(s). On expiry of the statutory limitation period, these sums shall be freely available to the Issuer.

f)       Duties of the Guarantor

         The Guarantor agrees

         1) to bear the Federal stamp taxes falling due on the Conversion Price (in case of Conditional Capital) or on the Conversion Price minus the nominal value (in the absence of Conditional Capital); and

         2) to report to the SWX Swiss Exchange, on a monthly basis, the number of Bonds converted and the number of outstanding conversion rights and the number of Registered Shares issued under the Conditional Capital (if any), even if there have been no Conversions during the respective reporting period.

XI.      Paying and Conversion Agents

The Issuer nominates CSFB

a) as its principal paying agent and financial domicile in relation to the SWX Swiss Exchange and SIS for paying the principal and proceeds (the "Payment Services") in connection with the Bonds and designates CSFB, Credit Suisse, Banque Cantonale Vaudoise and BNP Paribas (Suisse) SA as official paying agents; and

b) as its principal conversion agent pursuant to Article X of this Agreement for conversion of the Bonds into Registered Shares, and designates CSFB, Credit Suisse, Banque Cantonale Vaudoise and BNP Paribas (Suisse) SA as official conversion agents (the "Conversion Agents").

In addition, the Issuer appoints CSFB exclusively to coordinate and carry out all administrative acts in connection with the Bonds.

The Issuer shall pay CSFB the commissions set out in Article VI in connection with the administrative acts under a) and b) as aforesaid. CSFB shall pay therefrom to the Syndicate Banks the commissions as agreed separately between CSFB and the Syndicate Banks.

The Issuer agrees not to designate any further conversion or paying agents for the Bonds without CSFB's consent.

The services of the paying agent with regard to the Bonds shall be centralised at CSFB. For the payment of interest and principal, the Issuer shall be obliged to provide in Swiss Francs the requisite sums of money at CSFB, including the paying agent's commission according to Article VI, when due in each case, by notifying CSFB in advance in good time. If such sums should not fall due on a Business Day, the Issuer agrees to remit the requisite sums on the next Business Day following the due date.

The term "Business Day" means a day (except Saturday and Sunday) on which banks are open in Zurich.

CSFB is entitled to charge default interest for payments not made in due time which shall be calculated on the basis of the higher of (i) the interest rate of the Bonds or (ii) the interest rate quoted by CSFB for day-to-day money in Swiss Francs in accordance with Swiss law.

CSFB shall credit the funds transferred by the Issuer to special, non-interest bearing bond and redemption accounts, which shall be maintained free of all charges, and shall, upon notification, successively debit these accounts with the sums paid in accordance with this Agreement (including paying agent's commission according to Article VI). CSFB shall reimburse the Issuer the equivalent of any unclaimed interest and payments of principal, which have been forfeited through expiry of the statutory limitation period. The Issuer shall bear the risks of transfer where applicable.

In so far as individual bond certificates shall be printed and delivered pursuant to Article IV, CSFB shall destroy the redeemed Coupons and shall draw up a record indicating the number of destroyed Coupons, classified according to their Coupon due date, but without specifying their serial numbers. Redeemed Bonds shall be periodically destroyed by CSFB, whereby a record will be drawn up with a list of serial numbers.

In such an event, CSFB reserves the right to keep records both of redeemed Coupons and Bonds on some visual or other recording medium instead of physically storing them, during the period of time prescribed by law, after which it shall destroy them. These records of redeemed Coupons and Bonds shall remain in safe custody at CSFB during the statutory period prescribed by law.

XII.     Taxes

The Issuer shall bear the securities issue tax and stock market fees on the conversion price which are due upon acquisition of the Registered Shares by conversion and it, or CSFB acting as agent on behalf of the Issuer, shall pay these taxes to the relevant tax authority and the fees to the SWX Swiss Exchange.

XIII.    Duty to Report

CSFB has reported this Issue to the Swiss National Bank in accordance with applicable law.

XIV.     Notices

All notices required under the Agreement or the Bonds (including the Permanent Global Certificate) or the Coupons shall be made (i) in writing and sent by registered airmail, or (ii) by telefax (confirmed in writing and sent by registered airmail) addressed to the following addresses:

a)       If to the Syndicate Banks or the Bondholders:
         --------------------------------------------

         Credit Suisse First Boston
         P.O. Box 900
         CH-8070 Zurich / Switzerland

         Attention: Department FBSC
         Telefax no. +41 1 333 23 88


b)       If to the Issuer:
         ----------------

         Logitech (Jersey) Limited
         PO Box 1075
         Elizabeth House
         9 Castle Street
         St. Helier
         Jersey JE4 2QP

         Attention: Mr. Nigel Anthony Le Quesne
         Telefax no. +44 1534 700 007

         with copies to:

         Logitech Inc.
         6505 Kaiser Drive
         Fremont, California 9455
         USA

         Attention: Mrs. Kristen Onken, CFO
         Telefax no. +1 510 795 7596

         Logitech International SA
         Moulin du Choc
         CH-1122 Romanel-sur-Morges
         Switzerland

         Attention: Mr. Jean-Marc Zimmerli
         Telefax no. +41 21 863 53 11

c)       If to the Guarantor:
         -------------------

         Logitech International S.A.
         Moulin du Choc
         CH-1122 Romanel-sur-Morges
         Switzerland

         Attention: Mr. Jean-Marc Zimmerli
         Telefax no. +41 21 863 53 11

         with a copy to:

         Logitech Inc.
         6505 Kaiser Drive
         Fremont, California 9455
         USA

         Attention: Mrs. Kristen Onken, CFO
         Telefax no. +1 510 795 7596

or to such other address as notified by any party pursuant hereto.

Such notice shall be deemed to have been duly given; (i) in the event of sending the notice by registered airmail upon its receipt by the recipient before 4 p.m. on the relevant Business Day; (ii) in the event of sending the notice via telefax upon receipt of the telefax message by the recipient before 4 p.m. on the relevant Business Day provided that the recipient shall subsequently receive the confirmation in writing sent via registered airmail.

XV.      Public Announcements

All public communications relating to the Bonds (such as, for instance, the notices regarding the early redemption of the Bonds), shall be made, at the expense of the Issuer, by CSFB in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt), as well as in accordance with the rules of the SWX Swiss Exchange.

XVI.     Representations and Warranties

The Issuer and the Guarantor severally represent and warrant, unless otherwise set forth hereafter, as of the date hereof and on Closing Date:

1.       Legal Status: Each of the Issuer and the Guarantor has been properly
         ------------
         incorporated and is existing under the laws of Jersey or Switzerland, respectively. Each of the Issuer and the Guarantor has the right to institute legal proceedings, and legal action may be taken against each of them. Each of the Issuer and the Guarantor owns or possesses its assets and has the right to carry on its commercial activities as currently conducted;

2.       Authority: The Issuer and the Guarantor are authorised to agree to and
         ---------
         exercise the rights to which they are entitled under this Agreement and to perform and comply with the obligations imposed under this Agreement including the creation and issue of the bonds; the Issuer and the Guarantor hereby confirm that this Agreement and the bonds constitute a valid and binding agreement, enforceable against the Issuer and the Guarantor in accordance with their respective terms;

3.       Permits: The Issuer and the Guarantor have obtained all necessary
         -------
         approvals and permits under the laws of Jersey and Switzerland, which are required in order

         a) to enter into this Agreement, issue the Permanent Global Certificate and the Bonds and circulate the Prospectus; and

         b) to create and exercise the rights specified therein and to discharge their respective obligations in a legally binding manner;

4.       Compliance with laws, etc.: By entering into and exercising their
         --------------------------
         rights and/or meeting their obligations under the Agreement and the Terms of the Bonds and by using the Net Proceeds, neither the Issuer nor the Guarantor at the present time or in the future is or will be in any material way whatsoever in breach of

         a) any Act of Parliament, Order or any other Regulation to which the Issuer or the Guarantor is subject; or

         b) the Articles of Association or any By-Laws of the Issuer or the Guarantor;

5.       Binding Obligation: The obligations of the Issuer and the Guarantor
         ------------------
         pursuant to this Agreement, the Permanent Global Certificate and the Bonds and Coupons fall within general principles of financing with borrowed funds and are consistent with the Issuer's and the Guarantor's terms and conditions and the applicable laws in relation to bankruptcy, insolvency, receivership, arrangements with creditors and other similar laws granting relief to borrowers as well as those laws creating rights of lien or preferential rights or which otherwise relate to or have an effect upon the rights of creditors;

6.       Prospectus: The Prospectus (as defined in Article VIll), which has been
         ----------
         prepared by CSFB on the basis of information from the Issuer and the Guarantor, contains all relevant information required to be contained therein under Swiss law and the Listing Rules of the SWX Swiss Exchange. The representations regarding any facts which may have a material adverse effect contained in the Prospectus are true and complete;

7.       Annual accounts: The financial statements of the Issuer and the
         ---------------
         Guarantor contained in the Prospectus were prepared in accordance with laws of Switzerland and Jersey, respectively, and the rules and regulations of SWX Swiss Exchange and generally accepted accounting principles prevailing in Switzerland and Jersey, respectively, and represent the profit and loss and the financial situation of the Issuer and the Guarantor as of the dates set forth therein in accordance with such laws, regulations and principles;

8.       No material adverse change: Since the relevant date set forth in the
         --------------------------
         latest audited financial statements no material adverse change has occurred in the consolidated business results or the financial situation of the Issuer and the Guarantor;

9.       Litigation: As far as the Issuer and the Guarantor are aware, save as
         ----------
         indicated in the Prospectus, there are no lawsuits, arbitration proceedings or court proceedings under administrative law pending or threatened in writing to be commenced, and no non-appealable judgements or decisions which have not yet been enforced, to which the Issuer or the Guarantor or a Significant Affiliated Company is a party and which may have the effect:

         a) to jeopardise the validity of this Agreement, the exercise of rights and/or the performance, enforceability or compliance with obligations pursuant to this Agreement including the Permanent Global Certificate, Bonds and Coupons and the Terms of the Bonds; or

         b)       or to otherwise materially negatively affect this Agreement.

         A "Significant Affiliated Company" as used in this Agreement shall be deemed to be any company in which the Guarantor directly or indirectly owns more than 50% of the voting rights and (i) which constitutes 15% or more of the total consolidated assets of the Guarantor and/or (ii) which produces 15% or more of the Guarantor's total consolidated earnings before interest and taxes (EBIT).

         Under the circumstances on May 25, 2001, only the following companies are deemed to be Significant Affiliated Companies: (i) Logitech Inc., California, USA, (ii) Logitech (Europe) SA, Switzerland, (iii) Logitech Far East Limited, Taiwan, (iv) Suzhou Logitech Computing Equipment Co. Ltd., China, and (v) Labtec Inc., USA.

10.      No Event of Default: As of the date hereof, there are (i) no false or
         -------------------
         incorrect statements contained in Section 5 of the Terms of the Bonds,
         (ii) no securities granted by the Guarantor or the Issuer pursuant to
         Section 6 of the Terms of the Bonds, (iii) no events occurring as set forth in Section 8 of the Terms of the Bonds and (iv) no events of default according to Section 9 of the Terms of the Bonds. Neither the Issuer or the Guarantor, nor a Significant Affiliated Company is in breach of any contract which may have an effect as set forth in Section 9 a) or b) above.

XVII.    Severability

If at any time any one or more of the provisions hereof is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected or impaired thereby.

XVIII.   Termination of the Agreement

The Syndicate Banks, represented by CSFB, reserve the right to withdraw from this Agreement at any time prior to the Closing Date, if

1) any of the representations and warranties under Article XVI proves to be false or becomes false after this Agreement has been entered into;

2) any of the closing documents described in Article VII has not been duly provided;

3) the requisite number of Registered Shares of the Guarantor has not been deposited in a blocked custody account held at Credit Suisse or the Deposit Agreement has not been duly and validly signed by the Guarantor and Credit Suisse; or

4) in the event of any significant occurrences of a national or international, financial, economic or political nature, or in relation to monetary policy or the stock exchange or any circumstances of any other kind, which in the view of the Syndicate Banks, represented by CSFB, would seriously jeopardize the success of the intended Issue and the placement of the Bonds and Coupons for public subscription.

Any such decision of withdrawal by CSFB acting on behalf of the Syndicate Banks to terminate the Agreement shall be final and binding upon the Issuer and the Guarantor. In case of any such withdrawal, CSFB shall immediately notify the Issuer and the Guarantor of such decision.

Upon such notice being given, the obligations of the Issuer, the Guarantor and the Syndicate Banks under this Agreement shall terminate and be of no further effect. In case of withdrawal in accordance with paragraph 1) to 3) of this
Article XVIII the Issuer and/or Guarantor undertakes to hold the Syndicate Banks indemnified against all losses, liabilities, costs, charges and expenses which they may incur as a result of such withdrawal. In case of withdrawal under paragraph 4) of this Article XVIII, each party shall bear its own cost and expenses incurred by it in connection with the Issue.

XIX.     Liability

The Syndicate Banks shall incur no liability for or in respect of any action taken by them in reliance upon the Agreement, the Permanent Global Certificate, any Bond, Coupon, notice, direction, certificate or other document reasonably believed by the Syndicate Banks to be genuine and to have been passed or signed by the Issuer or the Guarantor. The Syndicate Banks shall be obliged to perform only such duties as are specifically set forth herein and shall not be under any obligation to take any action hereunder which might involve them in any expense or liability, the payment of which is not duly assured to them within a reasonable time prior thereto.

XX.      Applicable Law and Place of Jurisdiction

The Agreement, the Bonds and Coupons and the Guarantee are governed by Swiss law.

Any dispute which might arise between the Syndicate Banks or the holders of the Bonds or Coupons on the one hand, and the Issuer and/or the Guarantor on the other hand, regarding this Agreement, the Guarantee and the Bonds or the Coupons shall fall within the jurisdiction of the ordinary Courts of Justice of the Canton of Zurich, place of jurisdiction being Zurich 3, with the right to appeal to the Swiss Federal Court of Justice in Lausanne where the law permits. Solely for that purpose and for the purpose of execution of the Agreement, the Guarantee and Bonds or Coupons in Switzerland, the Issuer, so long as the Bonds are outstanding, elects legal and special domicile at the domicile of the Guarantor as its agent for service of process.

The above-mentioned jurisdiction is also valid for the declaration of cancellation of the Global Certificate and individual certificates for Bonds and Coupon and their subsequent replacement. Consequently, should such event occur, the Issuer and the Guarantor shall be discharged by and to the extent of any payment made to a holder recognised as creditor by an enforceable judgement of a Swiss court.

Alternatively, the Syndicate Banks shall have the right to institute legal proceedings against the Issuer before the competent courts of Jersey or the country of domicile of the new debtor (as specified in Section 10 of the Terms of the Bonds).

                  ---------------------------------------------

Thus done and signed in five originals.

Fremont, May 31, 2001

Logitech (Jersey) Limited

/s/ Guerrino De Luca
----------------------------------------------------
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
----------------------------------------------------
Kristen M. Onken
Chief Finance Officer, Chief Accounting Officer,
And U.S. Representative


Fremont, May 31, 2001

Logitech International S.A.

/s/ Guerrino De Luca
----------------------------------------------------
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
----------------------------------------------------
Kristen M. Onken
Chief Finance Officer, Chief Accounting Officer,
And U.S. Representative


Zurich, May 31, 2001

Credit Suisse First Boston

/s/ Gerhard Schmidt
----------------------------------------------------
Gerhard Schmidt
Vice-President

/s/ Martin Jaggi
----------------------------------------------------
Martin Jaggi
Director

Banque Cantonale Vaudoise, BNP Paribas (Suisse) SA

represented by CSFB by way of power of attorney

/s/ Gerhard Schmidt
----------------------------------------------------
Gerhard Schmidt
Vice-President

                                                                         Annex A

Terms of the Bonds

1.       Denomination / Form of Securitisation / Custodianship

(a) The 1.00% convertible bonds 2001-2006 in the aggregate principal amount of CHF 170,000,000 (the "Bond Issue") shall be divided into bearer bonds made out to the holder at a par value of CHF 5,000 and multiples thereof (the "Bonds") and be issued at par value (the "Issue Price"). The rights to which the holders of the Bonds and Coupons are entitled (the "Bondholders") shall be securitised in a permanent global certificate (the "Permanent Global Certificate") with the authentic signature of Logitech (Jersey) Limited (the "lssuer"). The individual Bondholder shall have co-ownership in the Permanent Global Certificate including creditor rights pertaining thereto. The issue and delivery of individual bond certificates shall be suspended during the entire duration of the Bond Issue.

(b) For the duration of the entire life of the Bonds and until they have been redeemed in full, the Permanent Global Certificate shall remain in safekeeping with SIS SegaInterSettle AG ("SIS") or any other collective safecustody organisation approved by the Admission Board of the SWX Swiss Exchange.

(c) If Credit Suisse First Boston ("CSFB") deems it necessary or useful, or if the presentation of individual certificates representing Bonds and Coupons is required by Swiss or foreign laws in connection with the enforcement of rights, CSFB will provide for such printing without cost for the Bondholders and Couponholders in denominations of CHF 5,000 and CHF 100,000. In such event, CSFB will then exchange the Permanent Global Certificate as soon as possible against the definitive Bonds and Coupons.

(d) Until such time as and if and when the definitive Bonds and Coupons have been issued, the expressions "Bonds" and "Coupons" mean and include co-ownership under the Permanent Global Certificate and the expressions "Bondholder" and "Couponholder" shall mean and include any person entitled to co-ownership and any further benefit under the Permanent Global Certificate.

2.       Interest and Yield to Maturity

(a) The Bonds bear interest from June 8, 2001 (the "Closing Date") at the rate of 1.00% per annum, payable annually in arrears on June 8 (the "Interest Payment Date"). For this purpose the Bonds are furnished with Coupons, the first of which will become due and payable on June 8, 2002. Interest on the Bonds is computed on the basis of a 360-days year of twelve 30-days months (30/360).

(b) Yield to Maturity: 1.96% per annum on the basis of a 360-days year of twelve 30-days months (30/360).

3.       Maturity and Redemption

(a) The Bonds shall reach maturity by June 8, 2006 (the "Final Maturity Date"). Unless otherwise provided for in these Terms of the Bonds, the Issuer agrees to redeem the outstanding Bonds at 105% of their par value (the "Redemption Price") on the Final Maturity Date.

(b) The Issuer and the Guarantor may at any time purchase Bonds in the market for any purpose (including cancellation).

(c) The Issuer shall be entitled to redeem the outstanding Bonds at the Accreted Redemption Price (as defined below) on the following Interest Payment Date if and as soon as Bonds representing more than 95% of the aggregate principal amount have been converted. If the Issuer elects to exercise its early redemption right hereunder, it shall give, as soon as practicable, notice pursuant to Section 14 at least 60 days prior to the redemption date.

(d) Furthermore, the Issuer shall have the right at any time to redeem the outstanding Bonds at the Accreted Redemption Price plus accrued interest if the closing prices of the Registered Shares (as defined below) on the SWX Swiss Exchange reach or exceed, on 20 consecutive Trading Days (as defined below), 150% of the then prevailing Conversion Price (as defined in Sections 7.5 to 7.7 below). If the Issuer elects to exercise its early redemption right hereunder, it shall give, as soon as practicable, notice pursuant to Section 14 at least 60 days prior to the redemption date. The Issuer must give notice within ten Business Days after expiry of the stipulated period of time and shall inform CSFB of this accordingly by telefax (confirmed in writing, sent by registered airmail).

"Trading Day" means any day on which stocks are traded on the SWX Swiss
Exchange.

"Accreted Redemption Price" means, in respect of the Bonds, the following:

Accreted Redemption Price = Issue Price x ((1 + Accretion Rate) d/360)

Where

d                 =  The number of days (on the basis of 360-day years of twelve
                     30-days months) from the Closing Date to (and including) the Calculation Date.

Accretion Rate    =  0.98058%

The "Calculation Date" shall be the earlier of (a) the date of early redemption and (b) the Final Maturity Date.

The following table sets out the Accreted Redemption Price and the calculation thereof based on the Accretion Rate on the indicated dates (each figure representing a percentage of the principal amount of the Bonds).


Interest         Payment         Issue Price (1)          Accretion (2)        Accreted Redemption Price
Date                              (in % of the            (in % of the                (1) + (2)
                                   par value)              par value)           (in % of the par value)
--------------------------------------------------------------------------------------------------------
June 8, 2002                          100                   0.9806                    100.9806
June 8, 2003                          100                   1.9708                    101.9708
June 8, 2004                          100                   2.9707                    102.9707
June 8, 2005                          100                   3.9804                    103.9804
June 8, 2006                          100                   5.0000                    105.0000

4.       Servicing the Bond Issue / Payments / Statute of Limitations

(a) The Issuer agrees to pay the matured Coupons and in the absence of conversion the Redemption Price or the Accreted Redemption Price for redeemable Bonds to the Bondholders. The matured Coupons and Bonds may be redeemed free of all charges at a Swiss branch of the following banks:

         Credit Suisse First Boston

         Credit Suisse

         Banque Cantonale Vaudoise

         BNP Paribas (Suisse) SA

(b) The amounts required for the maturing payments on the Bonds and/or Coupons will be made available by the Issuer in good time at the free disposal of CSFB on behalf of the Bondholders and/or Couponholders.

(c) The Bonds shall cease to bear interest on the Final Maturity Date. In the event of early redemption pursuant to Section 3 (c) and (d), the Bonds must be presented with all Coupons which have not yet matured. The amount of missing Coupons shall be deducted from the Redemption Price or the Accreted Redemption Price. The Bonds and the Coupons shall become unenforceable according to Section 15.

5.       Status

The Bonds and Coupons constitute direct, unsecured, unconditional and un-subordinated obligations of the Issuer ranking pari passu among themselves and with all other present or future direct, unsecured, unconditional and un-subordinated obligations for money borrowed, issued or guaranteed by the Issuer.

6.       Negative Pledge

The Issuer undertakes, as long as the Bonds are outstanding, but only up to the time all amounts of principal and interest have been placed at the disposal of the Bondholders and Couponholders pursuant to Section 4, not to provide any security for other Bond issues, debentures, notes or similar loan obligations with a maturity of more than twelve months, without at the same time enabling the Bondholders to share equally and rateably in such security to an extent as may be reasonably requested by CSFB, or providing for the benefit of the Bondholders or Couponholders such other security as CSFB shall reasonably deem necessary.

7.       Bond Conversion

7.1      Exercising rights of conversion

The Bonds may be converted at any time during the Conversion Period at the Conversion Price pursuant to Sections 7.5 to 7.7 below free of charge into registered shares of CHF 10 nominal value each of the Guarantor (the "Registered Shares") (American style) by way of presenting a conversion notice in writing and the Bonds, with all unpaid Coupons, at a Swiss branch of one of the banks set out in Section 4 (a) (the "Conversion Agents").

The Bonds presented for conversion shall be delivered with all the Coupons not yet matured. Interest accrued on the Coupons shall not be credited. The amount of the missing Coupon(s) shall be charged to the Bondholder on conversion. The Bonds duly presented for conversion shall be cancelled in their entirety by CSFB together with all the Coupons accompanying the Bonds on delivery, on expiry of the Conversion Period (as defined in Section 7.5 below) and shall be considered redeemed.

If a written conversion notice should arrive after 4 p.m., Swiss time, at one of the aforementioned nominated banks on a Business Day, the Bonds to which it refers shall be deemed to be converted on the next Business Day, inasmuch as such day falls within the Conversion Period (as defined in Section 7.5 below). The term "Business Day" means any day (except Saturdays and Sundays) on which banks are open for the whole day in Zurich.

7.2      Taxes  and Charges

The Issuer shall bear the taxes and charges due on the Conversion Price (as defined in Sections 7.5 to 7.7 below) upon conversion of the Bonds and shall pay these to the relevant authorities.

7.3      Entitlement to Dividends

The Registered Shares to be provided as a result of the Bond conversion shall be granted equal entitlement to dividends as the Registered Shares already in circulation, for the first time for the financial year of the Guarantor in which conversion is declared. In case of conversions taking place in a new financial year before the dividend payment date, Registered Shares without entitlement to dividends for the previous financial year will be delivered. Such Registered Shares will be traded on the SWX Swiss Exchange on a separate trading line until the dividend payment date.

7.4      Delivery of Registered Shares

In order to serve the execution of the rights of the Bondholders to convert the Bonds into Registered Shares, the Issuer has caused the delivery of initially 272,500 Registered Shares into a blocked custody account opened with Credit Suisse, Paradeplatz 8, 8001 Zurich ("CS") (the "Deposited Shares"). These Registered Shares are not pledged in favour of the Bondholders or CSFB. For so long as no Conditional Capital has been created pursuant to the following paragraph CSFB shall deliver the Deposited Shares, after having received them pursuant to a separate deposit agreement, to the parties presenting Bonds for the purpose of Conversion.

The Deposited Shares will be released by CS, if and as soon as CSFB agrees to that. CSFB will do so, if and as soon as the Guarantor shall have duly and effectively created conditional share capital in a nominal amount of CHF 2,725,000, divided into 272,500 Registered Shares, for serving the execution of the conversion rights pertaining to the Bonds (the "Conditional Capital"). Upon conversion, the Guarantor shall make available the Registered Shares under the Conditional Capital to CSFB on behalf of the Bondholders with SIS and CSFB shall, on behalf of the Issuer and the Guarantor, deliver to the converting Bondholders the respective number of Registered Shares, provided that the Issuer has fulfilled the obligations for contributions which are required to issue Registered Shares under the Conditional Capital.

7.5      Conversion Rights, Conversion Period and Conversion Price

Bonds with a par value of CHF 5,000 each may be presented for conversion exclusively in the period from June 8, 2001 to June 5, 2006, noon (Swiss time), at the latest, or five days before the early maturity date according to Section 3 (c) or (d) above, until 4 p.m., Swiss time (the "Conversion Period") into initially 8.01282 (subject to adjustments as mentioned below) Registered Shares (the "Conversion Ratio") free of all charges at a conversion price of initially CHF 624.00 per Registered Share (the "Conversion Price"), subject to any reduction in price as applicable pursuant to Sections 7.6 and 7.7 of these Terms of the Bonds.

In order to calculate the number of Registered Shares to be delivered on conversion, the total par value of the Bonds as set forth in the relevant conversion notice shall be divided by the initial Conversion Price. The resulting fraction of less than one Registered Share (calculated to six decimal points), shall be multiplied by the then prevailing Conversion Price in each case and the Issuer shall pay the corresponding amount in Swiss Francs (rounded to five centimes) to the Bondholder exercising the conversion.

Any difference in amount between the prevailing Conversion Price and the initial Conversion Price resulting from any Conversion Price reduction according to the Anti-Dilution clause pursuant to Section 7.7 below shall be multiplied by the number of Registered Shares to be delivered according to the preceding paragraphs (including fractions calculated to six decimal points) and the relevant amount in Swiss Francs (rounded to five centimes) shall be credited to the converting Bondholder at the expense of the Issuer.

7.6      Adjustment

If the Guarantor during the life of the Bonds

         -  resolves to amalgamate or to split the Registered Shares,

         - converts the Registered Shares into other equity interests or makes any similar arrangements,

the appropriate new equities shall be delivered on conversion instead of Registered Shares.

In the event of an alteration in capital structure pursuant to this Section 7.6, Conversion Rights shall be adjusted accordingly. The Conversion Right and the relevant date from which the adjusted Conversion Rights shall apply shall be notified to the Bondholders in the manner stipulated under Section 14 of these Terms of the Bonds. The aforementioned adjustments shall be binding on the Bondholders, save in the case of a manifest error.

If the Guarantor during the life of the Bonds grants to its existing shareholders securities of a company which is wholly or partly owned by the Guarantor free of charge or against payment of a subscription price, then an adjustment of the Conversion Price and/or the Conversion Right shall take place which shall cover the interests of the Bondholders and shall be notified pursuant to Section 14 of these Terms of the Bonds.

7.7      Anti-Dilution

(a)      If the Guarantor during the life of the Bonds

         - increases its share capital by issuing new Registered Shares or other equities, and/or

         - issues bonds with conversion rights or warrants for the acquisition of Registered Shares or other equities, and/or

         -  issues separate warrants

            and in the course thereof offers these new equities, bonds or warrants in connection with a subscription offer to its shareholders, then Bondholders are entitled, up to the

            10th calendar day before the general shareholders' meeting in which the resolution is passed or, if no general shareholders' meeting resolution is required, up to the 10th calendar day before the official date (10 a.m.) on which the warrants or subscription rights are allocated and/or first traded, to convert their Bonds as per
            Section 7.5 of these Terms of the Bonds and to acquire Registered Shares bearing the right to subscribe to the new equity, bonds or warrants. For Bondholders who have not converted their Bonds by the required date as mentioned above, the applicable Conversion Price shall be reduced as follows:

            - In the case of subscription rights, by the average (rounded up or down to ten centimes) of the closing prices paid on the SWX Swiss Exchange for the subscription rights pertaining to the Registered Shares or to other equities instead of that on each day of the first ten days of official subscription rights trading; if there is no trading of subscription rights, by the unified fixed price of the subscription rights.

            - In the case of warrants, by the average (rounded up or down to ten centimes) of the intrinsic value of the warrants pertaining to the relevant Registered Shares, or to other equities instead of that, resulting from the closing prices paid on the SWX Swiss Exchange during the first ten days (intrinsic value of the warrants being the average market value of one Registered Share, minus the exercise price of the warrant, divided by the number of warrants required for purchasing one Registered Share).

         The new Conversion Price as per this Section 7.7 (a) above shall be published - pursuant to Section 14 of these Terms of the Bonds - at the latest ten Trading Days (as defined in Section 3 above) following the close of official subscription rights trading or after the unified subscription right price has been established or 20 Trading Days (as defined in Section 3 above) after the commencement of trading in warrants.

(b) If the Guarantor and/or the Issuer (after consultation with CSFB) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in
         Section 7.7 (a) above (even if the relevant event or circumstance is specifically excluded from the operation of Section 7.7 (a) above), the Guarantor and/or Issuer shall, at their own expense and acting reasonably, request CSFB on behalf of the Bondholders, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and, upon such determination, such adjustment (if any and provided that it shall result in a reduction of the Conversion Price) shall be made and shall take effect in accordance with such determination, provided that such an adjustment shall only be made pursuant to this Section 7.7 (b) if CSFB is so requested to make such a determination not more than thirty (30) days after the date on which the relevant event or circumstance arises.

         Any adjustment as per this Section 7.7 (b) above shall be published - pursuant to Section 14 of these Terms of the Bonds - as soon as possible after the determination of the adjustment.

The calculations used to ascertain the new Conversion Price and/or Conversion Ratio shall be binding upon the Bondholders, save in the case of a manifest error.

The Conversion Price per Registered Share as per Section 7.7 (a) and Section 7.7
(b) above shall not be reduced if the reduction amounts to less than the higher of CHF 0.05 and 0.10% of the then current Conversion Price.

Furthermore, the Conversion Price shall not be reduced if the Guarantor grants to its shareholders in whole or in part, a right to subscribe to, or a warrant for Registered Shares or other equities of the Guarantor, with an optional right to cash settlement for one financial year in place of profit distribution.

The Conversion Price may on no account drop below the nominal value of the Registered Shares.

Instructions for conversion at the new Conversion Price shall be executed on the day of publication at the earliest.

8.       Sale, Dissolution, Merger and Reorganisation

In the event of

(a) a sale or assignment of a substantial part of the assets of the Guarantor (on a consolidated basis);

(b) a dissolution or merger involving the Issuer or the Guarantor as a result of which the Issuer or the Guarantor is not the subsisting company, unless the successor company assumes all the Issuer's or the Guarantor's liabilities and the ratio of Consolidated Share Capital (as defined below) to consolidated assets is not lower than prior to such dissolution or merger; or

(c) a reorganisation (including a spin off) of the Issuer, the Guarantor or a Significant Affiliated Company, which gives rise to a substantial reduction in assets or commercial activities of the Guarantor (on a consolidated basis),

CSFB shall be entitled, but not obliged, to declare on behalf of the Bondholders that all outstanding Bonds, including accrued interest, shall reach maturity forthwith and shall be redeemable at the Accreted Redemption Price plus accrued interest, provided that the exercise of the rights and performance of the obligations pursuant to the Permanent Global Certificate, the Bonds, Coupons and the Terms of the Bonds are materially adversely affected.

The Issuer and/or the Guarantor shall inform CSFB in good time and in full of any proceedings which could bring about the events under (a) to (c), so that CSFB may thereupon make an assessment according to the paragraph above or to
Section 7.7 above respectively.

Principal and accrued interest shall become due on receipt of a notice in writing sent by CSFB to the Issuer, unless the reason for giving such notice has previously ceased to exist.

A "Significant Affiliated Company" as used in these Terms of the Bonds shall be deemed to be any company in which the Guarantor directly or indirectly owns more than 50% of the voting rights and (i) which constitutes 15% or more of the total consolidated assets of the Guarantor and/or (ii) which produces 15% or more of the Guarantor's total consolidated earnings before interest and taxes (EBIT).

Under the circumstances on June 1, 2001, only the following companies are deemed to be Significant Affiliated Companies: (i) Logitech Inc., California, USA, (ii) Logitech (Europe) SA, Switzerland, (iii) Logitech Far East Limited, Taiwan, (iv) Suzhou Logitech Computing Equipment Co. Ltd., China, and (v) Labtec Inc., USA.

"Consolidated Share Capital" means the sum of (a) the nominal value of the entire outstanding share and other capital and (b) all reserve capital and (c) the quota of consolidated subsidiaries which are capable of being recorded on the balance sheet according to generally accepted accounting principles.

9.       Default

Notwithstanding the provisions of Section 3 of these Terms of the Bonds, CSFB shall be entitled, but not obliged, to declare on behalf of the Bondholders that the Bonds shall automatically be payable forthwith and all Bonds at the Accreted Redemption Price plus interest accrued up to the date of maturity according to
Section 2 shall be redeemable, if one of the events below should occur:

(a) Non-payment of interest on these Bonds after such payments have become due and such default shall not have been cured by payment by the Issuer or the Guarantor within five Business Days after the due date;

(b) omission on the part of the Issuer and/or Guarantor to comply with other material provisions or obligations in these Terms of the Bonds within 30 Business Days of CSFB requesting the Issuer and/or Guarantor in writing to rectify such omission;

(c) the Issuer, the Guarantor or a Significant Affiliated Company is bound by an early repayment of other Bonds or long-term or mid-term debt, because it has not complied with an obligation or requirement which it has thereby entered into, provided that such early repayment obligation exceeds the amount of CHF 20 million;

(d) the Issuer, the Guarantor or a Significant Affiliated Company enters into a standstill or similar agreement with its creditors, unless in the reasonable opinion of CSFB the Bondholders shall not be disadvantaged compared with the remaining creditors; or

(e) the Issuer, the Guarantor or a Significant Affiliated Company becomes insolvent or applies for "Nachlassstundung" or "Konkursaufschub" (within the meaning ascribed to that term by the Swiss Federal Bankruptcy Code) or is declared "en desastre" or is subject to any similar procedure under the laws of any jurisdiction or files a petition in bankruptcy or is adjudicated bankrupt.

If one of the aforesaid events under (c) to (e) should occur, the Issuer or the Guarantor shall inform CSFB without delay and immediately furnish or make available the documents and information which are necessary for it to make an assessment. CSFB shall also be entitled to rely fully on documents and statements given by the Issuer or the Guarantor.

The Bonds plus accrued interest up to the time that the funds have been duly received in accordance with Section 4 of these Terms of the Bonds, shall mature 30 days after receipt of a notice in writing sent by CSFB to the Issuer, save if the reason for announcing such maturity has been remedied previously or if in the opinion of CSFB, the Issuer shall provide adequate security for the Bondholders for principal and interest due now or in the future.

10.      Replacement of Debtor

Should the Issuer wish to be replaced as the direct debtor of the Bonds by a non-Swiss subsidiary of the Issuer or the Guarantor at a later stage, the Issuer shall request prior consent to such action from CSFB on behalf of the Bondholders. Such consent shall not be withheld if, in the reasonable opinion of CSFB, the interests of the Bondholders and

Couponholders are satisfactorily protected, in particular with regard to their tax status and the Guarantee.

In the event of such substitution, all covenants and conditions pertaining to the Issuer shall be applicable to such other non-Swiss subsidiary of the Issuer or the Guarantor, replacing the Issuer as direct debtor of the Bonds.

Any replacement of the Issuer as debtor shall be published in accordance with
Section 14 below.

11.      Taxes

The Issuer shall pay principal and interest plus any additional amounts if applicable, without making any deduction or retention for any taxes, charges or duties, which shall be imposed or levied now or in the future by any authority empowered to collect tax in Jersey or Switzerland.

In the event that such taxes, charges or duties are imposed or levied by way of deduction or retention at source, the Issuer shall increase its payments in such a manner that the Bondholders and Couponholders shall receive the full value after deduction at source. On no account shall the Issuer or any replacement of the Issuer as debtor under Section 10 be obliged to pay additional amounts as a result of this provision to which a bond creditor is subject for any other reason than the mere fact of a bond creditor being the Bondholder or Couponholder.

If the Issuer is in a position to demonstrate to CSFB that it has paid additional amounts as a result of its obligation as aforesaid, or that it will pay such amounts on the next Interest Payment Date, it shall be entitled to declare the Bonds due for early redemption in their entirety, but not separately, by informing CSFB and by observing a notice period of at least 60 days. Such redemption plus any interest accrued by the redemption date may be made at the Accreted Redemption Price at any time, with the proviso that such notice is not given sooner than 90 days before the date on which the Issuer is first under an obligation to deduct such taxes. Notice of such early redemption shall be issued in accordance with Section 14 below.

From the redemption date, redeemable Bonds shall no longer yield interest. According to applicable Swiss tax practice, income derived from these Bonds is not subject to Swiss withholding tax.

12.      Guarantee

(a) Logitech International S.A., Apples, Switzerland, (the "Guarantor") has undertaken to issue a Guarantee in accordance with article 111 of the Swiss Code of Obligations in order to secure the Bonds of the Issuer.

(b) CSFB agrees to call upon the Guarantee on behalf of the Bondholders and Couponholders if one of the events relevant to the Guarantee should occur, to request payment of the amount guaranteed by the Guarantor and to pass on all sums received to the Bondholders and/or Couponholders, waiving all rights of compensation whatsoever. CSFB shall be entitled to deduct all its costs in connection with collecting this Guarantee before paying the amount called for the Bondholders and/or Couponholders.

13.      Listing

Application will be made for the admission and listing of the Bonds on the SWX Swiss Exchange and the Issuer will use reasonable endeavours to maintain such listing for the whole duration of the Bonds.

14.      Notices

All notices regarding the Bonds shall be published in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) and in accordance with the rules of the SWX Swiss Exchange.

15.      Prescription

By virtue of the statute of limitations under Swiss law as at the date of the Prospectus offering these Bonds, Coupons shall become unenforceable after a period of five years and the Bonds after a period of ten years, calculated from their respective due dates.

16.      Bondholders' Meeting

(a) CSFB or the Issuer may at any time convene a meeting of Bondholders (a "Bondholders' Meeting").

         In the case of an event mentioned in Sections 8 or 9 above and as long as CSFB has not exercised its rights thereunder, Bondholders wishing a Bondholders' Meeting to be convened and who represent at least 10% (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with paragraphs (f) and (h) below, may at any time require CSFB to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

(b) The costs for such Bondholders' Meeting shall be borne by the Issuer or the Guarantor or, in the event that the Issuer or the Guarantor is prohibited by law from paying such costs, by the Bondholders convening such meeting (each of these Bondholders shall bear such costs in relation to their Bond holdings).

(c) A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which CSFB has previously exercised its rights contained in Sections 8 and 9 above and Section 18 below), including any modification of or arrangement in respect of the terms and conditions relating to Bonds or to Coupons.

(d) Notice convening a Bondholders' Meeting shall be given at least 45 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in paragraph (f) below. The Issuer and the Paying Agents will each make a copy of such notice available for inspection to the Bondholders during normal business hours at each of their respective head offices.

         Notice of any resolution passed of a Bondholders' Meeting will be published by CSFB on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

(e) All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") and a deputy chairman the ("Deputy Chairman") shall be nominated by CSFB in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose the Chairman and Deputy Chairman.

         The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the holders of Bonds as to the procedure of the Bondholders' Meeting and the resolutions to be considered. He shall sign the minutes referred to in paragraph (l) below.

         In the case of any equality of votes, the Chairman shall have a casting vote.

         A declaration by the Chairman that a resolution has been carried or carried by a particular majority, or rejected or not carried by a particular majority, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

(f) Each person who produces a Bond or Bonds or a certificate by a bank in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond(s) is (are) deposited with that bank and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond(s).

         Couponholders are not entitled to attend or vote at Bondholders' Meetings.

(g) The quorum necessary in order to vote on resolutions proposed at a Bondholder's Meeting shall be persons entitled under paragraph (f) above and (h) below holding or representing in the aggregate percentage (or more) of the aggregate principal amount of all outstanding Bonds:

         each Ordinary Resolution:                        25%
         each Extraordinary Resolution:                   66%

         The terms "Ordinary Resolution" and "Extraordinary Resolution" will be defined in paragraph (k) below.

         If within thirty minutes after the time appointed for any Bondholder's Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

(h) Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

         Bonds held by or on behalf of the Issuer and/or Guarantor or any other natural person or legal entity

         (aa) which directly or indirectly owns or controls more than 50% of the equity share capital of the Issuer and/or Guarantor, or

         (bb) of which in the case of a legal entity more than 50% of the equity share capital is controlled by the Issuer and/or Guarantor directly or indirectly, or

         (cc) where the Issuer and/or Guarantor is in a position to exercise, directly or indirectly, control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer and/or Guarantor, shall not be entitled to vote at such Bondholders' Meeting.

(i) A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 16:

         each Ordinary Resolution:           51% of the quorum described in
                                             paragraph (g) above

         each Extraordinary Resolution:      66% of the quorum described in
                                             paragraph (g) above

         Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

(j) Any resolution which is not an Extraordinary Resolution (as defined in paragraph (k) below) shall be deemed to be an Ordinary Resolution.

(k) An Extraordinary Resolution shall be necessary to decide on the following matters at a Bondholders' Meeting:

         - to postpone the maturity beyond the stated maturity of the principal of any Bond;

         - to reduce the amount of principal or premium (if any) payable on any Bond;

         -  to change the date of interest payment of any Bond;

         - to change the rate of interest or the method of computation of interest of any Bond;

         - to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond;

         - to amend or modify or waive the whole or any parts of Sections 5, 6, 8 or 9 above or paragraphs (f), (g), (h), (i) or (k) of this Section 16;

         -  to convert the Bonds into equity, or

         - to change the choice of law and the jurisdiction clause contained in Section 17 below.

         The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

(l) Any resolution approved at a Bondholders' Meeting held in accordance with this Section 16 shall be conclusive and binding on the Issuer, the Guarantor and on all present or future Bondholders whether present or not, and on all Couponholders.

         Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be made and signed by the Chairman pursuant to paragraph (e) above.

(m) If no Bondholder or an insufficient number of Bondholders attends a Bondholders' Meeting, the right to decide on an early redemption of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of CSFB. Any such decision of CSFB shall be final and binding upon the Issuer, the Guarantor and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

17.      Applicable Law and Place of Jurisdiction

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the holders of the Bonds or Coupons on the one hand, and the Issuer on the other hand, regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary Courts of justice of the Canton of Zurich, the place of jurisdiction being Zurich 3, with the right to appeal to the Swiss Federal Court of Justice in Lausanne, where the law permits, whose decision shall be final.

The Issuer shall be discharged by and to the extent of any payment made to a holder recognised as creditor by an enforceable judgement of a Swiss court.

18.      Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by agreement between the Issuer and CSFB on behalf of the Bondholders and Couponholders provided that in the sole opinion of CSFB such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and/or the Couponholders. Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

Notice of any such amendment shall be given as per Section 14 above.

19.      Currency Indemnity

If any payment obligation of the Issuer in favour of the Bondholders or Couponholders, as the case may be, has to be changed from Swiss Francs into a currency other than Swiss Francs (to obtain a judgement, execution, or for any other reason), the Issuer undertakes as a separate and independent obligation to indemnify the Bondholders or Couponholders, as the case may be, for any shortfall caused by fluctuations of the exchange rates applied for such conversions.

The rates of exchange to be applied in calculating such shortfall shall be CSFB's spot rates of exchange prevailing between Swiss Francs and the currency other than Swiss Francs on the date on which such conversions are necessary.

                  ---------------------------------------------

                                                                         Annex B

PERMANENT GLOBAL CERTIFICATE

ANY "UNITED STATES PERSON" WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE INCOME TAX LAWS OF THE UNITED STATES OF AMERICA INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165 (j) AND 1287 (a) OF THE INTERNAL REVENUE CODE OF 1986 OF THE UNITED STATES OF AMERICA, AS AMENDED.

Logitech (Jersey) Limited
1% Convertible Bonds 2001-2006
of CHF 170,000,000 guaranteed by
Logitech International S.A., Apples, Switzerland

Logitech International S.A., Apples, Switzerland, hereby acknowledges that it will pay to the holder upon surrender of this Permanent Global Certificate the amount of one hundred and seventy million Swiss Francs (CHF170,000,000), and interest at the rate of 1% per annum from June 8, 2001 in accordance with the Terms of the Bonds set out in Annex A to the agreement between Logitech (Jersey) Limited (the "Issuer") and Logitech International S.A., Apples, Switzerland, (the "Guarantor") on the one side and Credit Suisse First Boston and certain other institutions mentioned therein on the other side (the "Agreement").

This issue of bonds is definitely and permanently evidenced by this bearer permanent global certificate (the "Permanent Global Certificate") and is divided into co-ownership quotas (the "Bonds") of CHF 5,000 or multiples thereof, allocated to the co-owners (the "Bondholders").

Bondholders and holders of Coupons (the "Couponholders") do not have at any time the right to demand the delivery of printed Bonds and/or Coupons. The delivery of this Permanent Global Certificate prior to its maturity can only be effected to Credit Suisse First Boston against delivery of printed Bonds and Coupons.

Credit Suisse First Boston will deposit this Permanent Global Certificate until final redemption or printing of the Bonds with SIS SEGAINTERSETTLE AG or another clearing institution acknowledged by the SWX Swiss Exchange.

THIS PERMANENT GLOBAL CERTIFICATE is subject to and governed by Swiss law and issued without Coupons for interest and is exchangeable against individual certificates representing the Bonds in accordance with Section 1 of the Terms of the Bonds.

St. Helier, Jersey, Channel Island
June 8, 2001

                            Logitech (Jersey) Limited

This Permanent Global Certificate becomes valid only if countersigned by 2 (two) officials of Credit Suisse First Boston.

                           CREDIT SUISSE FIRST BOSTON

Swiss Sec. No.: 1 236 784 / ISIN No.: CH001 236 784 0

                                                                       Annex C-1

Individual Bond

(Face)
------

ANY "UNITED STATES PERSON" WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE INCOME TAX LAWS OF THE UNITED STATES OF AMERICA INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165 (j) AND 1287 (a) OF THE INTERNAL REVENUE CODE OF 1986 OF THE UNITED STATES OF AMERICA, AS AMENDED.

--------------------------------------------------------------------------------

Logitech (Jersey) Limited
St. Helier, Jersey
Channel Islands

1% Convertible Bonds 2001-2006

guaranteed by

Logitech International S.A.
Apples, Switzerland

Bond in the amount of CHF 5,000

Logitech (Jersey) Limited will pay to the holder of this Bond upon surrender the amount of five thousand Swiss Francs and interest at 1% per annum, in accordance with the conditions printed on the back hereof.

June 8, 2001                        Logitech (Jersey) Limited

                                    By: ___________________________

Security No.: 1 236 784             ISIN: CH001 236 784 0

                                                                       Annex C-2

Interest Coupon

(Face)
------

ANY "UNITED STATES PERSON" WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE INCOME TAX LAWS OF THE UNITED STATES OF AMERICA INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165 (j) AND 1287 (a) OF THE INTERNAL REVENUE CODE OF 1986 OF THE UNITED STATES OF AMERICA, AS AMENDED.

--------------------------------------------------------------------------------

                  Logitech (Jersey) Limited

                  1% Convertible Bonds 2001-2006                 No. 1(2/3/4/5)
                  BOND IN THE AMOUNT OF CHF 5,000
                  Annual interest due June 8, 2002(2003/2004/2005/2006) CHF 50

(Back)
------

Paying Agents:

Credit Suisse First Boston
Credit Suisse
Banque Cantonale Vaudoise
BNP Paribas (Suisse) SA

                                                                       Annex C-3

Specimen Signature Form

Logitech (Jersey) Limited
St. Helier, Jersey
Channel, Islands
1% Convertible Bonds 2001-2006
due June 8, 2006

-------------------------------


Specimen signatures for use in the printing of individual Bonds:

Name:
         -------------------------------------------

Title:
         -------------------------------------------



Name:
         -------------------------------------------

Title:
         -------------------------------------------



Name:
         -------------------------------------------

Title:
         -------------------------------------------

                                                                         Annex D

LISTING OBLIGATIONS

In order to maintain the listing of the Bonds at the SWX Swiss Exchange during the whole life of the Bonds, the Issuer and the Guarantor undertake to use its best efforts to strictly observe the rules and regulations of the SWX Swiss Exchange. In particular, the Issuer and the Guarantor covenant to strictly fulfil the Conditions for Maintaining Listing as per the Listing Rules of the SWX Swiss Exchange (the "Listing Rules"). These stipulate, in particular, the fulfilment of the following obligations:

1.       Periodic Provision of Reports

         The Issuer and the Guarantor will send to:

         SWX Swiss Exchange
         Admission Board
         SeInaustrasse 32
         P.O. Box
         CH-8021 Zurich, Switzerland

         (i) as soon as available (but not later than six months after the end of its fiscal year) four copies of such annual report and audited annual financial statements as are made available generally to its shareholders, prepared in accordance with general accounting principles acceptable under the Listing Rules.

         (ii) as soon as available (but not later than four months after the end of the relevant period) copies of such interim financial statements as are distributed generally to its shareholders, which should be prepared under the same general accounting principles as the comparable audited annual financial statements referred to in 1. (i) above.

2.       Accounting Provisions

         The "True and Fair View" Principle: Any annual financial statements submitted by the Issuer or the Guarantor in accordance with Section 1 above must present a true and fair view of the relevant entity's financial position and profits and losses for the relevant accounting period. They must be prepared using generally accepted accounting principles that comply with the requirements according to articles 66 and 67 of the Listing Rules.

         The Admission Board recognises financial statements and reports provided that they are in accordance with the norms deemed to be equivalent by the Admission Board.

3.       Auditing Bodies

         The Issuer is obligated to elect as an auditing body one of the statutory or group auditors that have registered with the Admission Board. Registration is conditioned upon the respective accounting body's agreement to become subject to the sanctioning procedure of the Listing Rules.

4.       Ad hoc Publicity

         The Issuer and the Guarantor must:

         (i) inform the market of any price-sensitive facts which have arisen in its sphere of activity and are not public knowledge, i.e. new facts which because of their considerable effect on their assets and liabilities or financial position or on the general course of business are likely to result in substantial movements in the price of the Bonds; and

         (ii) inform the public immediately upon any change in the rights attached to the Bonds. In addition, it must draw the attention of investors in a suitable form to any intended changes in the rights attached to the Bonds so that they may exercise their rights; and

         (iii) provide the Admission Board with all the information necessary to protect investors and ensure the smooth operation of the market.

5.       Sanctions in the case of non-fulfilment of the listing obligation
         -----------------------------------------------------------------

         The Issuer and the Guarantor are aware that if they do not comply with the above obligations, the SWX Swiss Exchange may impose sanctions on the Issuer and/or the Guarantor in accordance with Article 81 f. of the Listing Rules setting a deadline for rectifying the fault, a caution, publication of the fact that the Issuer and/or the Guarantor have been requested without success to publish or disclose the information required by the Listing Rules, publication of the information required by the Listing Rules which has not been published by the Issuer and/or the Guarantor, a fine, the suspension of listing or delisting of the Bonds, the exclusion of the Issuer from further listing etc. These sanctions may be imposed cumulatively.

(The above represents only a general overview of the regulations contained in the Listing Rules regarding Ongoing Obligations during the life of the Bonds.)

Guarantee                                                                Annex E

As security for the 1% Convertible Bonds 2001-2006 of CHF170,000,000 (the "Bonds") issued by Logitech (Jersey) Limited (the "Issuer"), Logitech International S.A., Apples, Switzerland, (the "Guarantor") irrevocably and unconditionally undertakes, in accordance with the terms of Article 111 of the Swiss Federal Code of Obligations, to secure the due and punctual payment of principal amount, interest and all other charges of the Issuer as stipulated in the Bond Purchase, Paying and Conversion Agency Agreement and the Terms of the Bonds contained in Annex A thereto (the "Agreement") between the Issuer and the Guarantor on the one side and Credit Suisse First Boston, Uetlibergstrasse 231, CH-8045 Zurich, Switzerland ("CSFB") and several other institutions mentioned therein on the other side, covering the issue by the Issuer of the Bonds. The Guarantor therefore irrevocably undertakes to pay on first demand by CSFB, irrespective of the validity and the legal effects of the above-mentioned Bond relationship and waiving all rights of objection and defence arising from said Bond relationship, any amount up to one hundred and eighty-two million Swiss Francs (CHF182,000,000) including principal amount, interest and all other charges, upon receipt of the written request for payment and its confirmation in writing by CSFB that the Issuer has not met its obligations arising from the Agreement on the due date in the amount called under this Guarantee.

This Guarantee constitutes an unsecured and unsubordinated obligation of the Guarantor ranking pari passu with all other present or future unsecured and unsubordinated obligations of the Guarantor in respect of money borrowed, raised, guaranteed or otherwise secured by the Guarantor. The Guarantor undertakes as long as the Bonds are outstanding but only up to the time all amounts of principal and interest have been placed at the disposal of CSFB, not to provide any security for other bond issues including any guarantee or indemnity given in respect therefore, without at the same time enabling the Bondholders to share equally and rateably in such security, or providing for the Bondholders or Couponholders such other security as CSFB shall reasonably deem satisfactory.

The total amount of this Guarantee will only be reduced by conversions.

This Guarantee shall continue in full force and effect until the principal amount, interest and all other charges that are payable in respect of the Bonds have been received in full.

This Guarantee is governed by Swiss law, jurisdiction being the Ordinary Courts of justice of the Canton of Zurich, the place of jurisdiction being Zurich 3, with the right to appeal to the Swiss Federal Court of Justice in Lausanne, where the law permits, whose decision shall be final.

Payments hereunder will be made available without any withholding for present or future taxes or duties levied by or in Switzerland and in freely disposable Swiss Francs which will be placed at the free disposal of Credit Suisse First Boston, Zurich, on behalf of the Bondholders and/or Couponholders, irrespective of any future transfer restrictions and outside of any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments.

Terms and expressions not otherwise defined in this Guarantee shall have the same meaning as in the Agreement.

Apples, Switzerland
June 8, 2001

Logitech International S.A.

                                                                       Annex F-1

(Letterhead of Issuer)

SWX Swiss Exchange                 (to be sent to Credit
Admission Board                    Suisse First Boston -
SeInaustrasse 32                   enclosure to
P.O. Box
CH-8021 Zurich

Fremont, June 1, 2001

Declaration addressed to the Admission Board of the SWX Swiss Exchange

1% Convertible Bonds 2001-2006 of CHF 170,000,000
(Swiss Security Number 1 236 784)

Ladies and Gentlemen

Logitech (Jersey) Limited, as applicant for the above-mentioned bond issue, hereby declares that it has instructed Credit Suisse First Boston as lead manager for this bond issue and its representative recognised by the Admission Board, to apply for the listing of the above bonds on the SWX Swiss Exchange in accordance with the Listing Rules.

In this connection, Logitech (Jersey) Limited declares that, for the limited purpose of the listing of the above bonds,

1.       its responsible bodies have agreed to the listing of the above bonds;

2. there is an adequate distribution of the bonds amongst the public (as supported by the declaration given by Credit Suisse First Boston in the listing application);

3. the Prospectus and the Listing Notice are complete as required by the Listing Rules;

4. there has been no material deterioration of its assets and liabilities, financial position, profits and losses and prospects since the publication of the Prospectus;

5. it acknowledges its disclosure obligations and the system of sanctions pursuant to Chapters IV and VII, respectively, of the Listing Rules, and that it submits to the procedures and the decisions of the Appeals Court according to Article 83 of the Listing Rules;

6. it will pay the listing fees in accordance with the SWX Swiss Exchange's fee regulations.

Sincerely,

Logitech (Jersey) Limited

(Letterhead of Guarantor)                                              Annex F-2

SWX Swiss Exchange                         (to be sent to Credit
Admission Board                            Suisse First Boston -
Selnaustrasse 32                           enclosure to
P.O. Box
CH-8021 Zurich

Fremont, June 1, 2001

Declaration addressed to the Admission Board of the SWX Swiss Exchange

1% Convertible Bond 2001-2006 of CHF 170,000,000
(Swiss Security Number 1 236 784)

Ladies and Gentlemen

Logitech International S.A., Apples, Switzerland, as guarantor for the above-mentioned bond issue, hereby declares that, for the limited purpose of the listing of the above bonds,

1.       its responsible bodies have agreed to the listing of the above bonds;

2. there is an adequate distribution of the bonds amongst the public (as supported by the declaration given by Credit Suisse First Boston in the listing application);

3. the Prospectus and the Listing Notice are complete as required by the Listing Rules;

4. there has been no material deterioration of its assets and liabilities, financial position, profits and losses and prospects since the publication of the Prospectus;

5. it acknowledges its disclosure obligations and the system of sanctions pursuant to Chapters IV and VII, respectively, of the Listing Rules, and that it submits to the procedures and the decisions of the Appeals Court according to Article 83 of the Listing Rules.

Sincerely,

Logitech International S.A.

(Letterhead of Issuer)                                                 Annex G-1

Dated:            June 8, 2001
To:               Credit Suisse First Boston

                  for itself and on behalf of the Banks referred to in the "Agreement" referred to below

Care of:          Credit Suisse First Boston
                  P.O. Box 900
                  CH-8070 Zurich

Gentlemen

RE: Logitech (Jersey) Limited, St. Helier, Jersey, Channel Islands (the "Issuer") 1% Convertible Bonds 2001-2006 of CHF 170,000,000 (the "Bonds") / guaranteed by Logitech International S.A., Apples, Switzerland, (the "Guarantor")

-----------------------------------------------------------------------------

Certificate of No Material Adverse Change
-----------------------------------------

Pursuant to the Bond Purchase, Paying and Conversion Agency Agreement dated May 31, 2001 (the "Agreement"), between the Issuer, the Guarantor and Credit Suisse First Boston and the other Banks named therein covering the issue of the Bonds by the Issuer.

We HEREBY CERTIFY on behalf of the Issuer that as of the date hereof:

a) since March 31, 2001 there has been no material adverse change in the financial condition or in the nature of the operations of the Issuer which is material in the context of the issue of the Bonds, and

b) no event has occurred rendering untrue or incorrect to an extent which is material as aforesaid any of the warranties set forth in Article XVI of the Agreement, and

c) no event has occurred which constitutes or which with the giving of notice or lapse of time would constitute one of the events referred to in Sections 8 or 9 of the Terms of the Bonds.

Unless Credit Suisse First Boston shall have received notice in writing from the undersigned of any change or the occurrence of any state of affairs, which has occurred after the issuance of this certificate and on or prior to the Closing Date and which renders or could render any of the contents of this certificate to be incorrect in any material respect, the Banks may continue to rely on its contents notwithstanding that this certificate is dated as of the Closing Date.

Yours truly,

Logitech (Jersey) Limited

                                                                       Annex G-2

(Letterhead of Guarantor)

Dated:            June 8, 2001
To:               Credit Suisse First Boston

                  for itself and on behalf of the Banks referred to in the "Agreement" referred to below

Care of:          Credit Suisse First Boston
                  P.O. Box 900
                  CH-8070 Zurich

Gentlemen

RE: Logitech (Jersey) Limited, St. Helier, Jersey, Channel Islands (the "Issuer") 1% Convertible Bonds 2001-2006 of CHF 170,000,000 (the "Bonds") / guaranteed by Logitech International S.A., Apples, Switzerland, (the "Guarantor")

---------------------------------------------------------------------------

Certificate of No Material Adverse Change

Pursuant to the Bond Purchase, Paying and Conversion Agency Agreement dated May 31, 2001 (the "Agreement"), between the Issuer, the Guarantor and Credit Suisse First Boston and the other Banks named therein covering the issue of the Bonds by the Issuer.

We HEREBY CERTIFY on behalf of the Guarantor that as of the date hereof:

a) since March 31, 2001 there has been no material adverse change in the financial condition or in the nature of the operations of the Issuer which is material in the context of the issue of the Bonds, and

b) no event has occurred rendering untrue or incorrect to an extent which is material as aforesaid any of the warranties set forth in Article XVI of the Agreement, and

c) no event has occurred which constitutes or which with the giving of notice or lapse of time would constitute one of the events referred to in Sections 8 or 9 of the Terms of the Bonds.

Unless Credit Suisse First Boston shall have received notice in writing from the undersigned of any change or the occurrence of any state of affairs, which has occurred after the issuance of this certificate and on or prior to the Closing Date and which renders or could render any of the contents of this certificate to be incorrect in any material respect, the Banks may continue to rely on its contents notwithstanding that this certificate is dated as of the Closing Date.

Yours truly,

Logitech International S.A.